Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.

Tele. : (0265) 669 4061
Fax : (0265) 669 4062

07022085

082-03958

March 22, 2007

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Sub : **Amalgamation of the Company with Reliance Industries Limited**

Further to our letter dated March 19, 2007, on the captioned subject, we are enclosing three photocopies of the newspaper cuttings of the Notices of the Court convened meetings of the Equity shareholders, Secured Creditors (including debenture holders) and Unsecured Creditors, to be held on April 14, 2007 at Baroda. As per directions of the Hon'ble High court of Gujarat at Ahmedabad, by its order dated March 16, 2007, the Notices have been published in "The Times of India", Ahmedabad edition in English on March 20, 2007 and "Gujarat Samachar", Vadodara edition and Ahmedabad edition in Gujarati on March 21, 2007.

We request you to please take the above on record.

Thanking you,

Yours faithfully,

For Indian Petrochemicals Corporation Limited

Shashikala Rao
Company Secretary

RECEIVED
2007 APR -3 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED

APR 0 9 2007

THOMSON FINANCIAL

4/3

THE TIMES OF INDIA, AHMEDABAD
TUESDAY, MARCH 20, 2007

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara – 391346, Gujarat.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) AND UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED, THE APPLICANT COMPANY.

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company be convened and held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara – 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the equity shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)] respectively, for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company will be held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara – 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting or the Secured Creditors (including Debenture holders)] respectively of the Applicant Company, at which time and place the said Equity Shareholders, Secured Creditors (including Debenture holders), and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates Office at M/s. Nanavati Associates, 41 Premier House, Opp. Gurudwara, Near Thaltej Cross Roads, P.O. Bodakdev, Ahmedabad 380054, Gujarat, during ordinary business hours on all working days except Saturdays.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the said meetings.

The Court has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Court.

Sd/-
Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007

Registered Office:
P.O. Petrochemicals,
Dist. Vadodara – 391346, Gujarat, India.

THE TIMES OF INDIA, AHMEDABAD
TUESDAY, MARCH 20, 2007

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) AND UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED, THE APPLICANT COMPANY.

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company be convened and held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the equity shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)] respectively, for the purpose of, considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company will be held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting or the Secured Creditors (including Debenture holders)] respectively of the Applicant Company, at which time and place the said Equity Shareholders, Secured Creditors (including Debenture holders), and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates Office at M/s. Nanavati Associates, 41 Premier House, Opp. Gurudwara, Near Thaltej Cross Roads, P.O. Bodakdev, Ahmedabad 380054, Gujarat, during ordinary business hours on all working days except Saturdays.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the said meetings.

The Court has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Court.

Sd/-
Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007

Registered Office:
P.O. Petrochemicals,
Dist. Vadodara - 391346, Gujarat, India.

THE TIMES OF INDIA, AHMEDABAD
TUESDAY, MARCH 20, 2007

IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
ORDINARY ORIGINAL CIVIL JURISDICTION
COMPANY APPLICATION NO. 126 OF 2007

In the matter of the Companies Act, 1956;

-And-

In the matter of Sections 391 to 394 of the Companies Act, 1956;

-And-

In the matter of Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat;

-And-

In the matter of the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

Indian Petrochemicals Corporation Limited, a company incorporated under the Companies Act, 1956 and having its registered office at P.O. Petrochemicals, Dist. Vadodara - 391346, Gujarat.) ... Applicant Company

NOTICE CONVENING MEETINGS OF THE EQUITY SHAREHOLDERS, SECURED CREDITORS (INCLUDING DEBENTURE HOLDERS) AND UNSECURED CREDITORS OF INDIAN PETROCHEMICALS CORPORATION LIMITED, THE APPLICANT COMPANY.

Notice is hereby given that by an Order passed on 16th day of March 2007, the Hon'ble High Court of Judicature of Gujarat at Ahmedabad has directed that meetings of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company be convened and held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the equity shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)] respectively, for the purpose of considering, and if thought fit, approving with or without modification(s) the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited.

In pursuance of the said Order and as directed therein, further Notice is hereby given that the meeting of the Equity Shareholders, Secured Creditors (including Debenture holders) and Unsecured Creditors of the Applicant Company will be held at the IPCL's R & D Auditorium, P.O. Petrochemicals, Dist. Vadodara - 391 346, Gujarat, on Saturday the 14th day of April, 2007 at 11:00 a.m., 12:00 noon (or so soon after the conclusion of the meeting of the Equity Shareholders) and 12:30 p.m. [or so soon after the conclusion of the meeting of the Secured Creditors (including Debenture holders)] respectively of the Applicant Company, at which time and place the said Equity Shareholders, Secured Creditors (including Debenture holders), and Unsecured Creditors of the Applicant Company are requested to attend.

Copies of the Scheme, Explanatory Statement under Section 393 of the Companies Act, 1956 and a Form of Proxy can be obtained free of charge at the registered office of the Applicant Company or its Advocates Office at M/s. Nanavati Associates, 41 Premier House, Opp. Gurudwara, Near Thaltej Cross Roads, P.O. Bodakdev, Ahmedabad 380054, Gujarat, during ordinary business hours on all working days except Saturdays.

Persons entitled to attend and vote at the said meetings may vote in person or by proxy provided that a proxy in the prescribed form, duly signed by such person or by his authorised representative is deposited at the registered office of the Applicant Company not later than 48 (forty eight) hours before the commencement of the said meetings.

The Court has appointed the Hon'ble Mr. Justice S. D. Dave (Retd.) and in his absence Mr. Lalit Bhasin, Independent Director of the Applicant Company, to be the Chairman of the said meetings.

The Scheme, if approved at the meetings, will be subject to the subsequent approval of the Court.

Sd/-
Justice S. D. Dave (Retd.)
Chairman appointed for the meeting

Dated this 16th day of March, 2007

Registered Office:
P.O. Petrochemicals,
Dist. Vadodara - 391346, Gujarat, India.

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સી દ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણુંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણુંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટ ના કાર્યાલય મે. નાણાવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સી દ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણૂંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણૂંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સુચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટના કાર્યાલય મે. નાનાવટી એસોસિએટ્સ, ૪૭ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમા કરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત)ની નિમણુંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણુંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭
નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વ ગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરૂદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં; હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમાકરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણૂંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણૂંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે(નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન.

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હુકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.એ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વ ગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરૂદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં; હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમાકરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી.દવે (નિવૃત્ત)ની નિમણૂંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણૂંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે(નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલયઃ
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

ઉચ્ચ ન્યાયાલય ગુજરાતની હકુમત, અમદાવાદ
તેના મૂળભૂત ન્યાયક્ષેત્રમાં
કંપની અરજી નં ૧૨૬/૨૦૦૭

કંપનીઝ એક્ટ, ૧૯૫૬ ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ની કલમ ૩૯૧ થી ૩૯૪ની બાબતમાં;

-અને-

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડ અને એનું નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા ૩૯૧૩૪૬, ગુજરાત ખાતે છે એની બાબતમાં;

-અને-

ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રિકરણની બાબતમાં;

કંપનીઝ એક્ટ, ૧૯૫૬ અંતર્ગત સમાવિષ્ટ કરાયેલ કંપની)
ઈન્ડિયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ અને એનું)
નોંધણીકૃત કાર્યાલય પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો)
વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે છે.) ... અરજદાર કંપની

ઈન્ડીયન પેટ્રોકેમીકલ્સ કોર્પોરેશન લિમિટેડ, અરજદાર કંપનીના ઈક્વિટી શેરધારકો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા માટેની સૂચના.

આ સાથે સૂચના આપવામાં આવે છે કે અમદાવાદ ખાતે માનનીય ગુજરાત ઉચ્ચ ન્યાયાલયના તારીખ ૧૬ માર્ચ, ૨૦૦૭ના આદેશ અનુસાર અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોની સભા યોજવાની છે, જે આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, તા. ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા તો ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વાગે (અથવા તો સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે, જેનો ઉદ્દેશ્ય, જો યોગ્ય લાગે તો ઈન્ડિયન પેટ્રોકેમિકલ્સ કોર્પોરેશન લિમિટેડની રિલાયન્સ ઈન્ડસ્ટ્રીઝ લિમિટેડ સાથે એકત્રીકરણની યોજના સુધારાવધારા (ઓ) સાથે અથવા સુધારાવધારા વિના મંજૂર કરવાનો છે.

ઉપરોક્ત આદેશ અને તેમાં સૂચવાયેલ બાબતોને અનુસાર આ સાથે વધુ નોટીસ આપવામાં આવે છે કે અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ) અને બિનસલામત લેણદારોની સભા આઈપીસીએલના આર એન્ડ ડી ઓડિટોરિયમ, પી.ઓ. પેટ્રોકેમીકલ્સ, જિલ્લો વડોદરા-૩૯૧૩૪૬, ગુજરાત ખાતે શનિવાર, ૧૪ એપ્રિલ, ૨૦૦૭ના રોજ અનુક્રમે સવારે ૧૧-૦૦ વાગે, બપોરે ૧૨-૦૦ વાગે (અથવા અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરોની સભા સમાપ્ત થાય કે તરત જ) અને બપોરે ૧૨-૩૦ વ ગે (અથવા અરજદાર કંપનીના સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) ની સભા સમાપ્ત થાય કે તરત જ) યોજવામાં આવશે. આ સમયે અને સ્થળે ઉક્ત અરજદાર કંપનીના ઈક્વિટી શેરહોલ્ડરો, સલામત લેણદારો (ડિબેન્ચર હોલ્ડર્સ સહિત) અને બિનસલામત લેણદારોને હાજર રહેવા વિનંતી છે.

કથીત એકત્રીકરણની યોજનાની નકલ, કંપનીઝ એક્ટ, ૧૯૫૬ ની કલમ ૩૯૩ હેઠળના નિવેદનની નકલ અને પ્રોક્સી ફોર્મની નકલ અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય અથવા તેના એડ્વોકેટ ના કાર્યાલય મે. નાણાંવટી એસોસિએટ્સ, ૪૧ પ્રીમીયર હાઉસ, ગુરુદ્વારા સામે, થલતેજ ક્રોસ રોડ પાસે, પી.ઓ. બોડકદેવ, અમદાવાદ ૩૮૦૦૫૪, ગુજરાત ખાતેથી શનિવાર સિવાય કામકાજના કોઈપણ દિવસ દરમિયાન નિશુલ્ક મેળવી શકાય છે.

સંબંધિત સભામાં હાજરી આપવા અને મત આપવા હકદાર વ્યક્તિઓ વ્યક્તિગત રીતે અથવા પ્રોક્સીદ્વારા મત આપી શકશે જો તે પ્રોક્સી નિર્દિષ્ટ ફોર્મમાં, હકદાર વ્યક્તિ અથવા તેના અધિકૃત વ્યક્તિ દ્વારા સહી કરી, લાગુ પડતી સભાની શરૂઆતના ઓછામાં ઓછા ૪૮ (અડતાલીસ) કલાક પહેલા અરજકર્તા કંપનીના નોંધણીકૃત કાર્યાલય ખાતે જમાકરાવે.

નામદાર કોર્ટ દ્વારા ઉપરોક્ત સભાના ચેરમેન તરીકે નામદાર જસ્ટિસ શ્રી એસ.ડી. દવે (નિવૃત્ત)ની નિમણૂંક કરી છે, અને તેમની ગેરહાજરીમાં અરજદાર કંપનીના સ્વતંત્ર ડિરેક્ટર શ્રી લલિત ભસીનની નિમણૂંક કરી છે.

સહી/-
જસ્ટિસ એસ.ડી.દવે (નિવૃત્ત)
સભા માટે નિયુક્ત ચેરમેન.

આજ રોજ તારીખ ૧૯ માર્ચ, ૨૦૦૭

નોંધણીકૃત કાર્યાલય:
પી.ઓ. પેટ્રોકેમીકલ્સ,
જિલ્લો વડોદરા - ૩૯૧ ૩૪૬, ગુજરાત, ભારત.

END